Exhibit 99.1

Allego Reports Third Quarter 2023 Results; Steady Growth in Line With Projections for Year

•	Third quarter 2023 revenue increased 28.2% to €28.6 million, compared to €22.3 million in the prior year period.

•	Third quarter 2023 charging revenue increased 53.0% to €22.0 million, compared to €14.4 million for the three months ended September 30, 2022.

•	Gross profit increased to €5.4 million compared to €(4.6) million in the prior-year-period; gross margin during the quarter was 18.9%.

•

Third quarter 2023 net loss was €(43.1) million, compared to €(22.1) million in the prior-year period; Operational EBITDA was €2.6 million reflecting higher charging revenue and improved charging gross margin compared to the prior-year period loss of €(3.1) million.

•

Allego recently signed two power purchase agreements (PPAs) totaling 100 gigawatt hours (GWh) of energy per year with Energy Solutions Group, the largest independent green energy producer in the Benelux region, with renewable energy sourced from a solar park that is expected to be operational in January 2024, and a wind farm that is expected to be completed in January 2025.

•	In October, Allego recorded over 1 million sessions per month across its network.

ARNHEM, Netherlands – November 14, 2023 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultra-fast charging network, today announced its results and key performance metrics for the third quarter of 2023.

Third quarter 2023 Ended September 30, 2023 Highlights

•	Revenue climbed 28.2% to €28.6 million from €22.3 million in the same period of 2022.

•

Charging revenue increased 53% to €22.0 million compared to €14.4 million for the three months ended September 30, 2022. The improvement was driven by increased utilization rates, premium pricing on ultra-fast and fast chargers, and an increase of 29.2% in energy sold compared with the previous period.

•	Services revenue decreased to €6.6 million compared to €7.9 million, as the Carrefour project transitions into the operating phase.

•

Gross profit grew to €5.4 million, compared to €(4.6) million in the prior-year period. This increase of €10.0 million was largely due to the growth in charging revenue and the improved margin in charging revenue. Improvements in charging revenue are the direct result of the lower energy costs through Allego’s distinctive sourcing arrangements.

•	Third quarter 2023 net loss was €(43.1) million compared to the prior-year period of €(22.1) million mainly driven by non-recurring non-cash items.

•	Operational EBITDA was €2.6 million, compared to the prior-year period of €(3.1) million due to higher revenue, the improved margin in charging revenue, and controlled operational SG&A.

•	Allego has partnered with Go’on Gruppen, one of Denmark’s largest fueling companies, to install 168 ultra-fast charging ports, with exclusive access to all 185 of Go’on’s existing stations.

•

As of September 30, 2023, the Company’s network of ultra-fast charging points rose by 103.4% compared to the same period in the previous year, demonstrating Allego’s focus on its ultra-fast charging network.

•	In October 2023, Allego completed the exchange and redemption of all outstanding warrants, thereby streamlining the Company’s capital structure.

	Three Months Ended September 30
Metrics	2023	2022	% Change
Average Utilization Rate	12.8%	11.5%	11.3%
Average Utilization Rate: Mature (installed before Jan 1, 2023)	15%	—	—
Average Utilization Rate: New (installed after Jan 1, 2023)	10.2%	—	—
Total Public Charging Ports(1)	29,710	27,248	9.0%
Recurring Users %	77%	77%	0.0%
Owned Public Charging Ports(1)	25,129	23,579	6.6%
# Owned Fast & Ultra-Fast Charging Ports(1)	1,795	1,357	32.3%
Third-Party Public Charging Ports(1)	4,581	3,669	24.9%
Total # Sessions (‘000)(2)	2,626	2,170	21.0%
Total Energy Sold (GWh)	47.8	37.0	29.2%
Secured Backlog (sites)(1)	1,571	1,270	23.7%

(1)	As of September 30, 2023, and September 30, 2022, respectively
(2)	Total # sessions include owned and third party

2023 Outlook

Revised Full-Year Guidance Range:

•	Energy Sold: 215 GWh – 220 GWh

•	Total Revenues: €180 – €185 million

•	Operational EBITDA: €30 – €35 million

CEO and CFO Comments and Outlook

Allego’s Chief Executive Officer, Mathieu Bonnet, commented, “We continue to operate in-line with our growth plans for 2023 as we saw charging revenue increase in the quarter, which, helped drive positive operational EBITDA for the fourth consecutive quarter as expected. We observed robust demand for our charging network, highlighted by an 11.3% increase in average utilization rates. More importantly, mature chargers show steady utilization during the quarter of 15%, a 24% increase compared to prior period, which indicates the reliability of our network and the loyalty of Allego customers. We believe the additional power purchase agreements we signed will help mitigate input cost volatility and enable stronger, more defensible margins on a go-forward basis. In the near-term, we are laser focused on growing our base of installed chargers and positioning the business on high and improved gross margin.”

Mr. Bonnet continued, “From a commercial standpoint, we announced a new partnership with Go’on, one of Denmark’s largest fueling companies, where we have exclusivity on 185 locations throughout the country, and are expecting to deploy fast and ultra-fast charging ports across over 60 locations between now and fourth quarter 2024. We also saw growth in our markets in the UK, Spain, France, and Germany.

For the latter, we were one of several recipients of a tender, as part of the Deutschlandnetz initiative, to commission 48 new ultra-fast charging locations in North Rhine-Westphalia. Overall, I am again very pleased with our progress in the quarter as we continue to see strong demand for our charging network as EV penetration continues to increase steadily in Europe.”

Allego’s Chief Financial Officer, Ton Louwers, said “I am pleased with our continued charging revenue growth as the deployment of our network is supported by strong utilization rates. Our proprietary Allamo tool enables us to review and find the highest ROI sites and is a key differentiator for Allego in our ability to expand our network and profitably. During the quarter, as expected, we saw lower services revenue as the Carrefour project transitions into the operating phase.

Mr. Louwers added, “Looking to the fourth quarter, we expect charging revenue to further increase as the build out of the network continues and we see utilization rates improving further. Services revenue is expected to substantially increase driven by the scheduled start of new projects. We therefore have confidence in our operational EBITDA guide as €30-€35 million.

Key Financials

(in €‘mm)	Three Months Ended Sept 30
	2023	2022	% Change
Charging Revenue	22.0	14.4	53%
Services Revenue	6.6	7.9	-16.5%
Total Revenue	28.6	22.3	28.2%
Net Loss	-43.1	-22.1
Operational EBITDA	2.6	(3.1)

Conference Call Information

Allego will hold a conference call for investors at 8:00 AM Eastern Time today, Tuesday, November 14, 2023, to discuss its results for the third quarter of 2023.

Participants may access the call at 1-844-826-3033, international callers may use 1-412-317-5185 and request to join the Allego earnings call. A live webcast will also be available at https://ir.allego.eu/events-publications.

A telephonic replay of the call will be available shortly after the conclusion of the call and until November 28, 2023. Participants may access the replay 1-844-512-2921, international callers may use 1-412-317-6671 and enter access code 10184216. An archived replay of the call will also be available on the investor portion of the Allego website at https://ir.allego.eu/.

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About Allego

Allego is a leading provider of electric vehicle charging solutions, dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including its Allamo and EV Cloud software platforms. With a network of 30,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 200 people striving every day to make charging accessible, sustainable, and enjoyable for all.

For more information, please visit www.allego.eu.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forwardlooking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage, (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries, and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Interim condensed consolidated statement of profit or loss for the three months ended September 30, 2023 and 2022 (unaudited)

(in €‘000)	2023	2022
		(restated)(1)
Revenue from contracts with customers
Charging sessions	22,036	14,405
Service revenue from the sale of charging equipment	523	889
Service revenue from installation services	3,451	5,181
Service revenue from operation and maintenance of charging equipment	1,074	556
Service revenue from consulting services	1,524	1,289
Total revenue from contracts with customers	28,608	22,320
Cost of sales
Cost of sales - charging sessions	(19,547)	(21,304)
Cost of sales - sale of charging equipment	(817)	(1,351)
Cost of sales - installation services	(2,517)	(4,117)
Cost of sales - operation and maintenance of charging equipment	(322)	(114)
Total cost of sales	(23,203)	(26,886)
Gross profit	5,405	(4,566)
Other income	(1,508)	4,543
Selling and distribution expenses	(565)	(804)
General and administrative expenses	(36,653)	(16,023)
Operating loss	(33,321)	(16,850)
Finance income/(costs)	(9,907)	(4,438)
Loss before income tax	(43,228)	(21,288)
Income tax	(112)	(802)
Loss for the three months	(43,116)	(22,090)
Attributable to:
Equity holders of the Company	(43,013)	(21,948)
Non-controlling interests	(103)	(142)
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	(0.16)	(0.08)

(1)

Refer to Note 2.7.24 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 for details regarding the restatement of comparative figures as a result of changes in accounting policies.

Interim condensed consolidated statement of financial position as at September 30, 2023 (unaudited) and December 31, 2022

(in €‘000)	30-Sep-23	31-Dec-22
Assets
Non-current assets
Property, plant and equipment	157,507	134,718
Intangible assets	21,404	24,648
Right-of-use assets	63,371	47,817
Deferred tax assets	523	523
Other financial assets	60,505	62,487
Total non-current assets	303,310	270,193
Current assets
Inventories	39,975	26,017
Prepayments and other assets	20,443	9,079
Trade and other receivables	43,293	47,235
Contract assets	896	1,512
Other financial assets	6,469	601
Cash and cash equivalents	28,829	83,022
Total current assets	139,905	167,466
Total assets	443,215	437,659
Equity
Share capital	32,142	32,061
Share premium	364,928	365,900
Reserves	(10,075)	(6,860)
Accumulated deficit	(436,329)	(364,088)
Equity attributable to equity holders of the Company	(49,334)	27,013
Non-controlling interests	510	745
Total equity	(48,824)	27,758
Non-current liabilities
Borrowings	312,160	269,033
Lease liabilities	60,212	44,044
Provisions and other liabilities	768	520
Contract liabilities	925	2,442
Deferred tax liabilities	1,980	2,184
Total non-current liabilities	376,045	318,223
Current liabilities
Trade and other payables	56,602	56,390
Contract liabilities	4,776	7,917
Current tax liabilities	705	1,572
Lease liabilities	9,279	7,280
Provisions and other liabilities	39,161	17,223
Warrant liabilities	5,471	1,296
Total current liabilities	115,994	91,678
Total liabilities	492,039	409,901
Total equity and liabilities	443,215	437,659

Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2023 and 2022 (unaudited)

(in €‘000)	2023	2022 (restated)(1)
Cash flows from operating activities
Cash generated from/(used in) operations	(32,915)	(89,640)
Interest paid	(13,405)	(5,697)
Income taxes paid	(813)	(343)
Other cash flows from operating activities	228	—
Net cash flows from/(used in) operating activities	(46,905)	(95,680)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	—	(3,949)
Acquisition of MOMA, net of cash acquired	—	(58,643)
Purchase of property, plant and equipment	(48,007)	(24,971)
Proceeds from sale of property, plant and equipment	—	12
Purchase of intangible assets	—	(1,241)
Proceeds from investment grants	2,381	371
Other cash flows used in investing activities	(113)	—
Net cash flows from/(used in) investing activities	(45,739)	(88,421)
Cash flows from financing activities
Proceeds from borrowings	43,400	50,000
Repayment of borrowings	—	(11,936)
Payment of principal portion of lease liabilities	(3,322)	(4,067)
Payment of transaction costs on new equity instruments	—	(925)
Payment of transaction costs on borrowings	(1,635)	—
Proceeds from issuing equity instruments (Spartan shareholders)	—	132,690
Proceeds from issuing equity instruments (PIPE financing)	—	10,079
Net cash flows from/(used in) financing activities	38,442	175,842
Net increase/(decrease) in cash and cash equivalents	(54,202)	(8,259)
Cash and cash equivalents at the beginning of the nine months	83,022	24,652
Effect of exchange rate changes on cash and cash equivalents	9	6
Cash and cash equivalents at the end of the nine months	28,829	16,398

(1)

Refer to Note 2.7.24 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 for details regarding the restatement of comparative figures as a result of changes in accounting policies.

Reconciliation of Loss for EBITDA and Operational EBITDA for the three months ended September 30, 2023 and 2022 (unaudited)

	Three months ended September 30
(in € millions)	2023	2022
Loss for the period	(43.1)	(22.1)
Income tax	(0.1)	0.8
Finance costs	9.9	4.4
Amortization and impairments of intangible assets	0.9	1.1
Depreciation and impairments of right-of-use assets	2.2	1.9
Depreciation, impairments and reversal of impairments of property, plant and equipment	5.3	5.1
EBITDA	(25.0)	(8.7)
Fair value gains / (losses) on derivatives (purchase options)	—	—
Share-based payment expenses	18.3	0.8
Transaction costs	—	0.9
Business optimization costs	9.3	3.8
Reorganization and severance	—	0.1
Operational EBITDA	2.6	(3.1)

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results, and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Contact:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com